================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934
                         ------------------------------
                            HEIN-WERNER CORPORATION
                           (Name of Subject Company)
                         ------------------------------
                            HEIN-WERNER CORPORATION
                     (Names of Person(s) Filing Statement)

                    COMMON STOCK, $1.00 PAR VALUE PER SHARE
            (INCLUDING THE ASSOCIATED COMMON SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)
                         ------------------------------

                                  423002 10 4
                     (CUSIP Number of Class of Securities)
                         ------------------------------

                               JOSEPH L. DINDORF
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            HEIN-WERNER CORPORATION
                               2120 PEWAUKEE ROAD
                           WAUKESHA, WISCONSIN 53188
                                 (414) 542-6611

                 (Name, address and telephone number of person
              authorized to receive notices and communications on
                   behalf of the person(s) filing statement)
                         ------------------------------
                                WITH COPIES TO:

                              MAURICE J. MCSWEENEY
                                 JAY O. ROTHMAN
                                RUSSELL E. RYBA
                                FOLEY & LARDNER
                           777 EAST WISCONSIN AVENUE
                        MILWAUKEE, WISCONSIN 53202-5367
                                 (414) 271-2400
================================================================================

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Hein-Werner Corporation, a Wisconsin corporation (the "Company"). The address of the principal executive offices of the Company is 2120 Pewaukee Road, Waukesha, Wisconsin 53188. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the common stock, $1.00 par value per share, of the Company (the "Common Stock"), including the associated common share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of May 9, 1989, as amended (the "Rights Agreement"), between the Company and Firstar Trust Company (f/k/a First Wisconsin Trust Company), as Rights Agent. Reference herein to the "Shares" means all outstanding shares of the Common Stock and shall, unless the context requires otherwise, include the associated Rights.

ITEM 2. TENDER OFFER OF PURCHASER.

     This Statement relates to the cash tender offer by Snap-on Pace Company, a Wisconsin corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Snap-on Incorporated, a Delaware corporation ("Parent"), as disclosed in the Tender Offer Statement on Schedule 14D-1, dated May 4, 1998 (as amended or supplemented, the "Schedule 14D-1"), to purchase all outstanding Shares at $12.60 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated May 4, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated April 27, 1998 (the "Merger Agreement"), by and among Parent, the Purchaser and the Company. Pursuant to the Merger Agreement, as soon as practicable after completion of the Offer and satisfaction or waiver of all conditions to the Merger (as defined below), the Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation") and become an indirect wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares held by Parent, the Purchaser, any wholly-owned subsidiary of Parent or the Purchaser, in the treasury of the Company or by any wholly-owned subsidiary of the Company, and by shareholders who perfect their dissenters' rights under Wisconsin law) will be converted into the right to receive $12.60 in cash or any higher price per Share paid in the Offer (the "Offer Price"), without interest thereon. The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

     Based on the information in the Schedule 14D-1, the principal executive offices of Parent and the Purchaser are located at 10801 Corporate Drive, Kenosha, Wisconsin 53141-1430.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

     (b) The provisions of the Merger Agreement relating to the election and designation of directors to the Board of Directors of the Company are subject to
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires the Company to mail to its shareholders an Information Statement (the "Information Statement") containing the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Reference is made to the information contained under the captions "General Information Regarding the Company," "Directors and Executive Officers of the Company -- Information Concerning the Board of Directors," "Executive Compensation," "Certain Relationships and Related Transactions" and "Security Ownership" in the Information Statement. The Information Statement is attached as Schedule I hereto and is incorporated herein by reference. Except as described herein or incorporated herein by reference, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, the Purchaser, their executive officers, directors or affiliates.

COMPANY OPTION PLAN

     The Merger Agreement provides that the Company will take all actions necessary so that, pursuant to the terms of the Company's 1987 Stock Option and Incentive Plan (the "Option Plan"), immediately following the date the Shares are purchased by Parent or the Purchaser in the Offer (the "Acceptance Date"),
(i) each outstanding option to purchase Shares (an "Option") granted under the Option Plan, whether or not then exercisable or vested, will become fully exercisable and vested, (ii) each Option which is then outstanding will be canceled and (iii) in consideration of such cancellation, and except to the extent that Parent or the Purchaser and the holder of any such Option otherwise agree, immediately following the Acceptance Date, the Company, pursuant to the terms of the Option Plan, will promptly pay to such holders of Options an amount in respect thereof equal to the product of (x) the excess of the Offer Price over the exercise price thereof and (y) the number of Shares subject thereto (such payment to be net of taxes required by law to be withheld with respect thereto).

EMPLOYMENT AND CONSULTING AGREEMENT

     Parent requested, as an inducement for Parent and the Purchaser to enter into the Merger Agreement, that Joseph L. Dindorf, President and Chief Executive Officer of the Company, enter into an Employment and Consulting Agreement (the "Employment and Consulting Agreement") with Parent and the Company. Such agreement, which was entered into on April 27, 1998, provides for Mr. Dindorf's employment by the Company from the Acceptance Date until December 31, 1998 and for Mr. Dindorf to serve as a consultant thereafter until December 31, 2000. Mr. Dindorf is entitled to a base salary of $25,000 per month through December 31, 1998 and consulting fees at the annual rate of $250,000 for the year 1999 and at the annual rate of $200,000 for the year 2000. Mr. Dindorf is also entitled to certain fringe benefits. If there is a termination of Mr. Dindorf's services under the Employment and Consulting Agreement by Mr. Dindorf for good reason or by Parent other than by reason of (i) death, (ii) disability or (iii) for cause (as such terms are defined in the Employment and Consulting Agreement), Mr. Dindorf will be entitled to a severance payment equal to the aggregate of all unpaid amounts he would have been entitled to receive under the Employment and Consulting Agreement as if he had continued in the employ of the Company and/or had continued to provide consulting services to the Company for the remainder of the employment and/or consulting terms, and he will continue to be entitled to receive the insurance coverage provided to him and his dependents prior to his termination for a certain period.

     The foregoing is a summary of certain provisions of the Employment and Consulting Agreement. This summary is not a complete description of the terms and conditions of the Employment and Consulting Agreement and is qualified in its entirety by reference to the full text of the Employment and Consulting Agreement, which is incorporated herein by reference and a copy of which has been filed with the Securities and Exchange Commission (the "SEC") as an exhibit to this Schedule 14D-9.

CHANGE OF CONTROL AGREEMENTS

     Since 1984, the Company maintained a Change of Control Agreement with Joseph L. Dindorf which provided for the payment of certain severance and other benefits upon termination of the employment of Mr. Dindorf within one or two years (depending on the circumstances) following a change of control of the Company. On April 27, 1998, the Board of Directors of the Company approved the offering to Mr. Dindorf of an amendment to his Change of Control Agreement, and the Company and Mr. Dindorf subsequently entered into Amendment No. 1 to such agreement. Pursuant to the amended Change of Control Agreement, Mr. Dindorf will be entitled to receive a lump-sum cash payment of $995,000 immediately upon a change of control of the Company. For purposes of this agreement, a change of control is defined as the acquisition, by any person, organization or association of persons or organizations of more than 30% of the Shares. The amended Change of Control Agreement also provides that in the event any portion of the benefits under the agreement or under any other agreement for Mr. Dindorf would constitute an "excess parachute payment" for purposes of the Internal Revenue Code of 1986, as amended (the "Code"), benefits will be reduced so that Mr. Dindorf will be entitled to receive $1 less than the maximum amount which he could receive without becoming subject to the 20% excise tax imposed by the Code on certain excess payments, or which the Company may pay without loss of deduction under the Code. The acquisition of more than 30% of the Shares pursuant to the Offer will constitute a change of control for purposes of the agreement. In connection with the execution of Amendment No. 1 to the Change of Control Agreement, the Company also established and funded a trust in favor of Mr. Dindorf for the full amount payable under his amended Change of Control Agreement.

     In April 1998, the Company entered into Key Executive Employment and Severance Agreements with seven officers of the Company (Messrs. Andreoli, Barthelme, Koons, Liegel, Russell and Wilke and Ms. Kielich) to provide these executives with a measure of security against changes in their relationship with the Company in the event of a change in control of the Company. The agreements provide that each officer covered by the agreements is entitled to benefits if, within a period between one and two years (depending on which executive is involved) after a change in control of the Company (as defined in the agreements), the officer's employment is ended through (i) termination by the Company, other than by reason of death or disability or for cause (as defined in the agreements) or (ii) termination by the officer for good reason (as defined in the agreements). The benefits provided under each agreement are: (i) a lump-sum cash termination payment of between one and two times (depending on the executive involved) the sum of the executive officer's annual salary and his or her highest annual bonus during the three years before the termination or the effective date of the agreement (or, if higher, the current year targeted bonus) and (ii) continuation for up to two years of equivalent hospital, medical, dental, disability and life insurance coverage as in effect at the time of termination. The agreements also provide the foregoing benefits in connection with certain terminations which are effected in anticipation of a change in control. Each agreement provides that if any portion of the benefits under the agreement or under any other agreement for the officer would constitute an "excess parachute payment" for purposes of the Code, benefits will be reduced so that the officer will be entitled to receive $1 less than the maximum amount which he or she could receive without becoming subject to the 20% excise tax imposed by the Code on certain excess payments, or which the Company may pay without loss of deduction under the Code. The acquisition of more than 25% of the Shares pursuant to the Offer will constitute a change in control for purposes of the agreements.

     The foregoing are summaries of certain provisions of the amended Change of Control Agreement with Mr. Dindorf and the Key Executive Employment and Severance Agreements with seven Company officers (collectively, the "Change of Control Agreements"). These summaries are not complete descriptions of the terms and conditions of the Change of Control Agreements and are qualified in their entirety by reference to the full text of the Change of Control Agreements, which are incorporated herein by reference and copies of which have been filed with the SEC as exhibits to this Schedule 14D-9.

MERGER AGREEMENT

     The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to this Schedule 14D-9. Capitalized terms used but not defined in this summary of the Merger Agreement have the meanings given to such terms in the Merger Agreement.

     The Offer. The Merger Agreement provides that the Purchaser will, and Parent will cause the Purchaser to, commence (within the meaning of Rule 14d-2(a) of the Exchange Act) as promptly as practicable, but in any event not later than May 4, 1998, the Offer for any and all outstanding Shares not owned by the Purchaser at the Offer Price applicable to such Shares, net to the seller in cash. The initial expiration date for the Offer is the twentieth business day from and after the date the Offer is commenced, including the date of commencement as the first business day in accordance with Rule 14d-2 under the Exchange Act (the "Expiration Date"). The obligation of Parent and the Purchaser to accept for payment or pay for any Shares tendered pursuant to the Offer is subject only to (i) there being validly tendered and not withdrawn prior to the expiration of the Offer, that number of Shares which represents at least 66 2/3% of the Shares outstanding on a fully diluted basis (without giving pro forma effect to the potential issuance of any Shares issuable under the Stock Option Agreement) (the "Minimum Condition") and (ii) the satisfaction or waiver of the other conditions set forth in the conditions set forth in Annex I to the Merger Agreement (together with the Minimum Condition, the "Conditions of the Offer"). Without the prior written consent of the Company, the Purchaser will not (i) decrease the Offer Price or change the form of consideration payable in the Offer,

(ii) decrease the number of Shares sought to be purchased in the Offer or (iii) amend any other term of the Offer in any manner adverse to the holders of any Shares; provided, however, that if on the initial scheduled Expiration Date, the sole condition remaining unsatisfied is the failure of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), to have expired or been terminated, the Purchaser shall, and Parent shall cause the Purchaser to, extend the expiration date from time to time until two business days after the expiration or termination of the waiting period under the HSR Act.

     Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of all the Conditions of the Offer as of the Expiration Date, the Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the Expiration Date.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof and in accordance with the applicable provisions of the WBCL, at the Effective Time, the Purchaser will be merged with and into the Company. Following the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation; provided, however, that upon the mutual agreement of Parent and the Company, the Merger may be structured so that the Company will be merged with and into the Purchaser, with Purchaser continuing as the Surviving Corporation. The Merger will be effected by the filing at the time of Closing of appropriate articles of merger relating to the Merger with the Department of Financial Institutions of the State of Wisconsin.

     The Merger Agreement provides that, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Purchaser, the Company or the holders thereof, the Shares will be converted into the right to receive the Offer Price in cash, without interest thereon, as soon as is reasonably practicable upon surrender of the certificate formerly representing such Shares (other than any Shares held by Parent, the Purchaser, any wholly-owned subsidiary of Parent or the Purchaser, in the treasury of the Company or by any wholly-owned subsidiary of the Company, which Shares, by virtue of the Merger and without any action on the part of the holder thereof, shall be cancelled and retired and shall cease to exist with no payment being made with respect thereto, and other than Dissenting Shares). At the Effective Time, each share of common stock, par value $1.00 per share, of the Purchaser issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Notwithstanding the foregoing, if Parent and the Company agree to restructure the Merger (as described in the immediately preceding paragraph), then the outstanding shares of the Purchaser's common stock will not be affected in any manner by virtue of the Merger.

     The Merger Agreement provides that the articles of incorporation of the Purchaser, as in effect immediately prior to the Effective Time, will be the articles of incorporation of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and the WBCL. The by-laws of the Purchaser in effect at the Effective Time will be the by-laws of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and the WBCL.

     Vote Required to Approve the Merger. The Merger Agreement provides that if required by the Company's articles of incorporation and/or applicable law in order to consummate the Merger, the Company, acting through its Board of Directors, will, in accordance with applicable law: (i) duly call, give notice of, convene and hold a special meeting of the Company's shareholders as soon as practicable following the Acceptance Date for the purpose of considering and taking action upon the Merger Agreement; (ii) promptly prepare and file with the SEC a preliminary information or proxy statement relating to the Merger and the Merger Agreement and (x) obtain and furnish the information required to be included by the SEC in the Proxy Statement (as hereinafter defined) and, after consultation with Parent, respond promptly to any comments made by the SEC with respect to the preliminary proxy statement and, subject to compliance with SEC rules and regulations, cause a notice of a special meeting and a definitive information or proxy statement (the "Proxy Statement") to be mailed to the shareholders of the Company no later than the time required by applicable law and the articles of incorporation and the by-laws of the Company, and (y) to obtain the necessary approvals of the Merger and the Merger Agreement by the shareholders of the Company; and (iii) subject to the provisions of the Merger Agreement, include in the Proxy Statement the recommendation of the Board of Directors of the Company that the shareholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement. Pursuant to the Stock Option Agreement, if the Purchaser owns at least 66 2/3% but less than 90% of the outstanding Shares, the Purchaser may exercise an irrevocable option to purchase from the Company at the Offer Price newly issued Shares in an amount equal to the number of Shares that, when added to the number of Shares owned by the Purchaser and its affiliates immediately following consummation of the Offer, shall constitute 90% of the Shares then outstanding on a fully diluted basis (giving effect to the issuance of the Option Shares). If the Purchaser owns 90% of the outstanding Shares, approval of the Merger can be obtained without the affirmative vote of any other shareholder of the Company.

     In the event that (i) Parent, the Purchaser or any other subsidiary of Parent acquires in the aggregate at least 90% of the outstanding Shares pursuant to the Offer (including as a result of the exercise of the Stock Option Agreement) and prior transactions and (ii) Parent and the Company restructure the Merger so that the Company will be merged with and into the Purchaser, the parties to the Merger Agreement will, subject to certain conditions, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment of and payment for Shares by the Purchaser pursuant to the Offer without a meeting of the shareholders of the Company, in accordance with Section 180.1104 of the Wisconsin Business Corporation Law (the "WBCL").

     Conditions to the Merger. The respective obligations of Parent, the Purchaser and the Company to consummate the Merger and the transactions contemplated thereby, if the Offer shall have been consummated, are subject to the satisfaction or waiver in writing, at or before the Effective Time, of certain conditions, including: (i) to the extent required under the Company's articles of incorporation or applicable law, the shareholders of the Company shall have duly approved the transactions contemplated by the Merger Agreement;
(ii) the consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction or any Governmental Entity, and there shall not have been any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any Governmental Entity which prevents the consummation of the Merger; and (iii) the Purchaser shall have accepted for payment and paid for Shares tendered pursuant to the Offer in accordance with the terms of the Merger Agreement (however, this condition is not applicable to the obligations of Parent or the Purchaser if the Purchaser fails to accept for payment or pay for Shares tendered pursuant to the Offer in violation of the terms of the Offer).

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties. These include representations and warranties by the Company with respect to, among other things, (i) organization, qualification and subsidiaries, (ii) articles of incorporation and by-laws,
(iii) capitalization, (iv) authority, (v) no conflict, required filings and consents, (vi) SEC reports and financial statements, (vii) information, (viii) tax matters, (ix) no litigation, (x) compliance with applicable laws, (xi) labor matters, (xii) employee benefit plans, (xiii) intellectual property, (xiv) certain events, (xv) certain approvals, (xvi) brokers, (xvii) opinion of financial advisor, (xviii) rights agreement, (xix) title to assets, (xx) buildings and equipment, (xxi) vote required, (xxii) certain agreements, (xxiii) applicability of articles of incorporation and (xiv) contracts.

     Parent and the Purchaser also have made certain representations and warranties with respect to, among other things, (i) organization and qualification, (ii) authority, (iii) no conflict, required filings and consents,
(iv) information, (v) adequate financing, (vi) brokers, (vii) the Purchaser and
(viii) share ownership.

     Directors. The Merger Agreement provides that promptly upon the payment by the Purchaser for Shares pursuant to the Offer, and from time to time thereafter, the Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of the total number of directors on the Board of Directors of the Company (determined after giving effect to the directors designated by the Purchaser pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser or its affiliates bears to the total number of Shares then outstanding, and the Company will, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, upon request of the Purchaser, promptly take all actions necessary to cause the Purchaser's designees to be so elected, including, if necessary, promptly increasing the size of the Board of Directors of the Company or seeking the resignations of one or more existing directors, or both; provided, however, that prior to the Effective Time, the Board of Directors of the Company will always have at least two members who are neither officers, directors, shareholders or designees of the Purchaser or any of its affiliates ("Purchaser Insiders"). If the number of directors who are not Purchaser Insiders is reduced below two for any reason prior to the Effective Time, then the remaining directors who are not Purchaser Insiders (or if there is only one director who is not a Purchaser Insider, the remaining director who is not a Purchaser Insider) will be entitled to designate a person (or persons) to fill such vacancy (or vacancies) who is not an officer, director, shareholder or designee of the Purchaser or any of its affiliates and who will be a director not deemed to be a Purchaser Insider for all purposes of the Merger Agreement. At such time, the Company will, if requested by the Purchaser, also cause persons designated by the Purchaser to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of Directors of the Company of each committee of the Board of Directors of the Company; provided, however, that prior to the Effective Time each committee of the Board of Directors of the Company shall have at least one member who is not a Purchaser Insider. The Company's obligation to appoint the Purchaser's designees to the Board of Directors of the Company is subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The Company will promptly take all actions required pursuant to such Section and Rule in order to fulfill its obligations. From and after the election or appointment of the Purchaser's designees and prior to the Effective Time, any amendment or termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or the Purchaser or waiver of any of the Company's rights under the Merger Agreement, or any other action taken by the Board of Directors of the Company in connection with the Merger Agreement, will require the concurrence of a majority of the directors of the Company then in office who are not Purchaser Insiders.

     Indemnification and Insurance. The Merger Agreement provides as follows:

          (a) The Purchaser and Parent agree that for a period of six years from the Acceptance Date, the Purchaser will maintain all rights to indemnification now existing in favor of the current or former directors, officers, employees, fiduciaries and agents of the Company as provided in the Company's articles of incorporation and by-laws or otherwise in effect under any agreement on the date of the Merger Agreement. In addition, the Purchaser and Parent agree that the articles of incorporation and by-laws of the Surviving Corporation shall contain the provisions with respect to indemnification set forth in the Company's articles of incorporation and by-laws on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years after the Acceptance Date in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors or officers of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including without limitation, the transactions contemplated by the Merger Agreement), unless such modification is required by law. Notwithstanding the six-year period specified in the foregoing sentences, in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

          (b) The Surviving Corporation will at all times exercise the powers granted to it by its articles of incorporation, its by-laws, and by applicable law to indemnify and hold harmless to the fullest extent possible present or former directors, officers, employees, fiduciaries and agents of the Company against any threatened or actual claim, action, suit, proceeding or investigation made against them arising from their service in such capacities (or service in such capacities for another enterprise at the request of the Company) prior to, and including the Acceptance Date, including, without limitation, with respect to matters relating to the Merger Agreement.

          (c) In addition to the foregoing, Parent agrees that the Company and, from and after the Acceptance Date, the Surviving Corporation shall cause to be maintained in effect for not less than six years from the Acceptance Date, the current policies of the directors' and officers' liability insurance maintained by the Company with respect to matters occurring at or prior to the Effective Time

     (including, without limitation, the transactions contemplated by the Merger Agreement); provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous and provided that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time; and provided, further, that the Surviving Corporation will not be required to pay an annual premium in excess of 200% of the last annual premium paid by the Company prior to the date of the Merger Agreement and if the Surviving Corporation is unable to obtain the insurance required by this paragraph it will obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

     Conditions to the Offer. Pursuant to the Merger Agreement, the Purchaser will not be required to accept for payment or pay for any tendered Shares if (i) any applicable waiting period under the HSR Act has not expired or terminated or
(ii) the Minimum Condition has not been satisfied, and the Purchaser may, subject to the terms of the Merger Agreement, amend the Offer or postpone the acceptance for payment of tendered Shares if at any time on or after the date of the Merger Agreement and before the expiration of the Offer, any of the following events shall occur:

          (a) there is threatened or pending any suit, action or proceeding by a Governmental Entity against the Purchaser, Parent or the Company (i) seeking to prohibit or impose any material limitations on Parent's or the Purchaser's ownership or operation (or that of Parent's subsidiaries or affiliates) of any or a material portion of their or the Company's businesses or assets, or to compel Parent or the Purchaser or Parent's subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent and Parent's subsidiaries, in each case taken as a whole, (ii) challenging the acquisition by Parent or the Purchaser of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or the Stock Option Agreement, or seeking to obtain from the Company, Parent or the Purchaser any damages that are material in relation to the Company, (iii) seeking to impose material limitations on the ability of the Purchaser, or render the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer, the Merger or the Stock Option Agreement or (iv) seeking to impose material limitations on the ability of the Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's shareholders; or

          (b) any law is enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger or the transactions contemplated by the Stock Option Agreement, or any other action is taken by any Governmental Entity, other than the application to the Offer, the Merger or the transactions contemplated by the Stock Option Agreement of applicable waiting periods under the HSR Act, that results, directly or indirectly, in any of the consequences referred to in paragraph (a) above; or

          (c) (i) the Board of Directors of the Company or any committee thereof withdraws or modifies in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, the Merger, the Merger Agreement or the Stock Option Agreement or approves or recommends any Acquisition Transaction or (ii) the Company enters into any agreement to consummate any Acquisition Transaction; or

          (d) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to Material Adverse Effect (as defined in the Merger Agreement) are not true and correct, or any such representations and warranties that are not so qualified are not true and correct in any respect (when taken together with all other failures of such representations and warranties to be true and correct) that would have a Material Adverse Effect on the Company, in each case at the date of the Merger Agreement or at the scheduled expiration of the Offer (as though made as of such date, except that those representations and warranties that address matters only as of a particular date shall remain true and correct as of such date); or

          (e) the Merger Agreement shall have been terminated in accordance with its terms; or

          (f) the Company shall have failed to perform any obligation or to comply with any agreement or covenant to be performed or complied with by it under the Merger Agreement or the Stock Option Agreement other than any failure which would not have, either individually or in the aggregate, a Material Adverse Effect on the Company; or

          (g) any person acquires beneficial ownership (as defined in Rule 13d-3 promulgated under the Exchange Act) of at least 20% of the outstanding Shares (other than any person not required to file a Schedule 13D under the rules promulgated under the Exchange Act or other than pursuant to the Stock Option Agreement); or

          (h) there shall have occurred, and continued to exist, (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or the American Stock Exchange, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) a commencement of a war, armed hostilities or other national or international calamity directly involving the United States (other than an action involving solely United Nations personnel or support of United Nations' personnel) or (iv) in the case of any of the events described in the foregoing clauses (i) through (iii) existing at the time of the commencement of the Offer, a material acceleration or worsening thereof.

     Covenants. The Merger Agreement contains various covenants of the parties thereto, including covenants as to, among other things, the conduct of the business of the Company, as described in further detail below, during the period from the date of the Merger Agreement to the Closing Date or termination of the Merger Agreement.

     Conduct of Business of the Company. Except as required by the Merger Agreement or with the prior written consent of Parent, during the period from the date of the Merger Agreement to the Effective Time, the Company will and will cause each of its subsidiaries to conduct its operations only in the ordinary course of business consistent with past practice and will use its commercially reasonable efforts and will cause each of its subsidiaries to use its commercially reasonable efforts, to preserve intact the business organization of the Company and each of its subsidiaries, to use, operate, maintain and repair all of its assets and properties in a normal business manner consistent with past practice, to keep available the services of its and their present officers and key employees and to preserve the goodwill of those having business relationships with the Company and to conduct business with suppliers, customers, creditors and others having business relationships with the Company in the best interests of the Company. Without limiting the generality of the foregoing, and except as otherwise required or contemplated by the Merger Agreement or the Stock Option Agreement, the Company will not, and will not permit any of its subsidiaries to, prior to the Effective Time, without the prior written consent of Parent: (a) adopt any amendment to its charter or by-laws or comparable organizational documents; (b) issue, reissue or sell or authorize the issuance, reissuance or sale of additional shares of capital stock of any class, or shares convertible into capital stock of any class, or any rights, warrants or options to acquire any convertible shares or capital stock, other than the issuance of Shares pursuant to Options outstanding on the date of the Merger Agreement or pursuant to the Stock Option Agreement; (c) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any class or series of its capital stock other than between any of the Company and any subsidiary which is wholly-owned by the Company; (d) split, combine, subdivide, reclassify or directly or indirectly redeem, purchase or otherwise acquire, recapitalize or reclassify, or propose to redeem or purchase or otherwise acquire, any shares of its capital stock or any of its other shares or liquidate in whole or in part;
(e) except for (i) increases in salary, wages and benefits of non-executive officers or employees of the Company or its subsidiaries in the ordinary course of business consistent with past practice, (ii) increases in salary, wages and benefits granted to officers and employees of the Company or its subsidiaries in conjunction with new hires in the ordinary course of business consistent with past practice or (iii) increases in salary, wages and benefits to employees of the Company or its subsidiaries pursuant to collective bargaining agreements entered into in the ordinary course of business consistent with past practice,
(A) increase the compensation or fringe benefits payable or to become payable to its directors, officers or key employees (whether from the Company or any of its subsidiaries), (B) pay any benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options, stock appreciation rights, shares of restricted stock or performance units), (C) grant any severance or termination pay to (except pursuant to existing agreements, plans or policies and as required by such agreements, plans or policies) any director, officer or other key employee of the Company or any of its subsidiaries, (D) enter into or modify any employment or severance agreement with any director, officer or other key employee of the Company or any of its subsidiaries or (E) establish, adopt, enter into, or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock or company benefit plans for the benefit or welfare of any directors, officers or current or former employees, except in each case to the extent required by applicable law or regulation; (f)
(i) sell, lease, transfer or assign any of its assets, tangible or intangible, other than for a fair consideration in the ordinary course of business and other than the disposition of obsolete or unusable property, (ii) enter into any contract (other than purchase and sales orders in the ordinary course of business in accordance with past practice) involving more than $25,000 without the consent of Parent (which consent shall not be unreasonably withheld), (iii) accelerate, terminate, modify in any material respect, or cancel any contract (other than purchase and sales orders and other than in the ordinary course of business in accordance with past practice) involving more than $25,000 to which the Company is a party or by which it is bound without the consent of Parent (which consent shall not be unreasonably withheld), (iv) make any capital expenditure (or series of related capital expenditures) involving either more than $25,000 (unless such expenditure is identified in the current business plan of the Company as disclosed to Parent) or outside the ordinary course of business, (v) delay or postpone the payment of accounts payable and other liabilities outside the ordinary course of business, (vi) cancel, compromise, waive or release any right or claim (or series of related rights and claims) not covered by the reserves or accruals relating to such claim in the Company's December 31, 1997 consolidated balance sheet either involving more than $25,000 or outside the ordinary course of business without the consent of Parent (which consent shall not be unreasonably withheld), (vii) grant any license or sublicense of any rights under or with respect to any intellectual property other than in the ordinary course of business or (viii) enter into any contract or agreement with any affiliate of the Company, except for transactions in the ordinary course of business upon commercially reasonable terms; (g) (i) incur, assume or prepay any long-term debt or incur or assume any short-term debt, except that the Company and its subsidiaries may incur, assume or prepay debt in the ordinary course of business consistent with past practice under existing lines of credit, (ii) pay, discharge, settle or satisfy any other claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business consistent with past practice, (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or (iv) make any loans, advances or capital contributions to, or investments in, any other person except in the ordinary course of business consistent with past practice and except for loans, advances, capital contributions or investments between any subsidiary wholly-owned by the Company and the Company or another subsidiary wholly-owned by the Company; or
(h) agree in writing or otherwise to take any of the foregoing actions.

     No Solicitation. Pursuant to the Merger Agreement, the Company covenanted and agreed with Parent and the Purchaser that neither the Company nor any of its subsidiaries has any agreement, arrangement or understanding with any potential acquiror that, directly or indirectly, would be violated, or require any payments, by reason of the execution, delivery and/or consummation of the Merger Agreement and the Stock Option Agreement. The Company will, will cause its subsidiaries to, and will use its commercially reasonable efforts to cause the officers, directors, employees, investment bankers, attorneys and other agents and representatives of the Company and its subsidiaries to, immediately cease any existing activities, information exchanges, discussions or negotiations with any person (including a "person" as defined in Section 13(d)(3) of the Exchange
Act) other than Parent or the Purchaser (a "Third Party") heretofore conducted with respect to any Acquisition Transaction (as defined below). The Company shall not, shall cause its subsidiaries not to, and shall use its commercially reasonable efforts to cause the officers, directors, employees, investment bankers, attorneys and other agents and representatives of the Company and its subsidiaries not to, directly or indirectly, (x) solicit, initiate, continue, facilitate or encourage (including by way of furnishing or disclosing non-public information) any inquiries, proposals or offers from any Third Party with respect to, or that could reasonably be expected to lead to, any acquisition or purchase of all or any significant portion of the assets or business of, or any significant equity interest in (including by way of a tender offer), or any merger, consolidation or business combination with, or any similar transaction involving, the Company or any of its subsidiaries (the foregoing being referred to collectively as an "Acquisition Transaction"), or (y) negotiate or otherwise communicate in any way with any Third Party with respect to any Acquisition Transaction or enter into, approve or recommend any agreement, arrangement or understanding requiring the Company to abandon, terminate or fail to consummate the Offer and/or the Merger or any other transaction contemplated thereby or by the Stock Option Agreement. Notwithstanding anything to the contrary in the foregoing, the Company may in response to an unsolicited written proposal with respect to an Acquisition Transaction involving the acquisition of all of the Shares (or all or substantially all of the assets of the Company and its subsidiaries) from a Third Party, furnish or disclose non-public information to such Third Party and negotiate or otherwise communicate with such Third Party, in each case only if
(A) the Board of Directors of the Company (after consultation with its outside legal counsel and independent financial advisors) determines in good faith that such proposal would reasonably be likely to be more favorable to the Company and its shareholders than the transactions contemplated by the Merger Agreement (the proposal with respect to an Acquisition Transaction meeting the requirements of clause (A), a "Superior Proposal"), (B) prior to furnishing or disclosing any non-public information to, or entering into discussions or negotiations with, such Third Party, the Company receives from such Third Party a customary confidentiality agreement similar in all material respects to the confidentiality agreement between Parent and the Company, and (C) the Company advises Parent of all such non-public information delivered to such Third Party prior to such delivery; provided, however, that the Company shall not enter into a definitive agreement with respect to a Superior Proposal unless the Company first complies with the immediately following paragraph, including the last sentence thereof, and then unless the Company concurrently terminates the Merger Agreement in accordance with the terms thereof.

     The Merger Agreement provides that the Company will promptly (but in any event within one business day of the Company becoming aware of same) advise Parent of the receipt by the Company, any of its subsidiaries or any of the Company's investment bankers, attorneys or other agents or representatives of any inquires or proposals relating to an Acquisition Transaction and any actions taken pursuant to the immediately preceding paragraph. The Company shall promptly (but in any event within one business day of the Company becoming aware of same) provide Parent with a copy of any such inquiry or proposal in writing and a written statement with respect to any such inquiries or proposals not in writing, which statement shall include the identity of the parties making such inquiries or proposal and the material terms thereof and will update Parent on an ongoing basis, or upon Parent's reasonable request, of the status thereof; provided, however, that the Company shall not be obligated to provide a copy of, or a written statement with respect to, any such inquiry if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that not providing such copy or written statement is necessary to allow the Board of Directors of the Company to fulfill its fiduciary duties to the shareholders of the Company under applicable law. For the avoidance of doubt, the Company has agreed that it will not terminate the Merger Agreement and enter into any agreement with respect to an Acquisition Transaction unless and until Parent has been given the opportunity at least two business days prior to the entering into of such agreement to match the terms of such agreement.

     Termination. The Merger Agreement may be terminated and the Merger contemplated thereby may be abandoned at any time prior to the Effective Time, whether or not approval thereof by the shareholders of the Company has been obtained:

          (a) by the mutual written consent of Parent, the Purchaser and the Company prior to the date on which Parent's designees constitute a majority of the Board of Directors of the Company; or

          (b) by the Company if the Company is not in material breach of any of its representations, warranties, covenants or arrangements contained in the Merger Agreement and the Stock Option Agreement and if (i) the Purchaser fails to commence the Offer as provided in the Merger Agreement, (ii) the Purchaser shall not have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms thereof on or before August 31, 1998 or (iii) the Purchaser fails to purchase validly tendered Shares in violation of the terms of the Offer or the Merger Agreement; or

          (c) by Parent or the Company if the Offer expires or is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder; provided, however, that Parent may terminate the Merger Agreement upon the termination or withdrawal of the Offer if Parent's or the Purchaser's termination or withdrawal of the Offer is not in violation of the terms of the Merger Agreement or the Offer; or

          (d) by Parent or the Company if any court or other governmental entity shall have issued, enacted, entered, promulgated or enforced any order, judgment, decree, injunction, or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, judgment, decree, injunction, ruling or other action is final and nonappealable; or

          (e) by the Company if, prior to the purchase of Shares pursuant to the Offer in accordance with the terms of the Merger Agreement, (i) there occurs, on the part of Parent or the Purchaser, a material breach of any representation, warranty, covenant or agreement contained in the Merger Agreement which is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by the Company to the party committing the breach, except in any case, such failures which are not reasonably likely to affect adversely Parent's or the Purchaser's ability to complete the Offer or the Merger or (ii) the Company enters into a definitive agreement with respect to a Superior Proposal as permitted under the Merger Agreement and after complying with the provisions of the Merger Agreement and making the payments described under "Fees and Expenses" below; or

          (f) by Parent if, prior to the purchase of Shares pursuant to the Offer in accordance with the terms of the Merger Agreement, (i) there shall have occurred, on the part of the Company, a breach of any representation, warranty, covenant or agreement contained in the Merger Agreement which individually, or in the aggregate, if not cured would be reasonably likely to have a Material Adverse Effect on the Company and which is not curable or, if curable, is not cured within the later of (x) 30 days after written notice of such breach is given by Parent to the Company and (y) the satisfaction of all conditions to the Offer not related to such breach or
     (ii) the Board of Directors of the Company or committee thereof shall have withdrawn or modified (or shall have resolved to withdraw or modify), in a manner adverse to Parent, its approval or recommendation of the Merger Agreement or any of the transactions contemplated thereby and the Board of Directors of the Company and such committee shall not have fully reinstated such approval or recommendations within three business days after a request by Parent to so reinstate or shall have recommended (or resolved to recommend) an Acquisition Transaction (other than the Offer and Merger) to the shareholders of the Company; or

          (g) by Parent if it is not in material breach of its obligation hereunder or under the Offer and no Shares have been purchased pursuant to the Offer on or before August 31, 1998.

     Fees and Expenses. The Merger Agreement provides that, except as described below, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger Agreement, the Stock Option Agreement and the transactions contemplated by the Merger Agreement and the Stock Option Agreement will be paid by the party incurring such expenses.

     Pursuant to the terms of the Merger Agreement, (i) in the event the Merger Agreement is terminated pursuant to subsection (e)(ii) under "Termination" above or (ii) in the event that (x) any person shall have publicly disclosed a proposal regarding an Acquisition Transaction and (y) following such disclosure, either (a) August 31, 1998 occurs without the shareholder approval of the Merger being obtained (other than as a result of a material breach of the Merger Agreement by Parent or the Purchaser that has not been cured within the time period set forth in the Merger Agreement) or (b) the Company breaches (prior to the time that the designees of the Purchaser constitute a majority of the Board of Directors of the Company) any of its material obligations under the Merger Agreement and does not cure such breach within the time period set forth in the Merger Agreement or (c) the Merger Agreement is terminated pursuant to subsection (f)(ii) under "Termination" above and (z) not later than twelve months after any such termination the Company shall have entered into a definitive agreement for an Acquisition Transaction, or an Acquisition Transaction shall have been consummated, then the Company shall pay to an account designated by Parent a termination fee, in immediately available funds, of $1,000,000 (the "Termination Fee") and shall reimburse Parent for all out-of-pocket fees and expenses (but in no event greater than $350,000) reasonably incurred by Parent and the Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Termination Fee and any reimbursement of expenses shall be paid prior to, and shall be a condition to the effectiveness of, any termination of the Merger Agreement referred to in clause
(i) above or on the next business day after the earlier of such Acquisition Transaction being consummated or a definitive agreement for such Acquisition Transaction being entered into if such fee and expenses are payable as a result of clause (ii) above.

     Employee Benefit Arrangements. The Merger Agreement provides that:

          (a) Following the Effective Time and through December 31, 1999, the Purchaser will provide employee benefit plans and programs for the benefit of employees of the Company and its subsidiaries (excluding plans or programs which provide for issuance of Shares or options on Shares) that are of reasonably equivalent value to such employees as compared with the Company Benefit Plans (as defined in the Merger Agreement), subject to applicable governmental rules and regulations. All service credited to each employee by the Company or any of its subsidiaries through the Effective Time shall be recognized by the Purchaser for purposes of eligibility and vesting (but not benefit accrual) under any employee benefit plan provided by the Purchaser for the benefit of the employees.

          (b) Parent will cause the Surviving Corporation to honor (without modification) and assume all written employment agreements with individual employees, severance agreements with individual employees and other comparable agreements with individual employees of the Company or any of its subsidiaries, all as in effect on the date of the Merger Agreement.

          (c) The Purchaser will maintain in effect the Company severance plan/program (as specified in the employee handbook) for a period of two years immediately following the Effective Time and the Company severance plan/program will not be terminated or adversely amended during such two-year period.

          (d) The Company will cause the interest of each of the employees of the Company and its subsidiaries as of the Acceptance Date in the Hein-Werner Retirement and Savings Plan and Trust to be fully vested and nonforfeitable as of the Acceptance Date.

          (e) For a period of 18 months following the Effective Time, Parent shall cause the Surviving Corporation to continue to provide medical insurance, at COBRA premium rates, to O. Friend, a current director of the Company.

STOCK OPTION AGREEMENT

     The following is a summary of certain provisions of the Stock Option Agreement, dated as of April 27, 1998, by and among Parent, the Purchaser and the Company (the "Stock Option Agreement"). This summary is not a complete description of the terms and conditions of the Stock Option Agreement and is qualified in its entirety by reference to the full text of the Stock Option Agreement, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to this Schedule 14D-9.

     Purchase of Shares. On the terms and subject to the conditions set forth in the Stock Option Agreement, the Company agreed to issue and sell to Parent that number of newly issued Shares (the "Option Shares") equal to the number of Shares that, when added to the number of Shares owned by the Purchaser and its affiliates immediately following the consummation of the Offer, constitutes 90% of the outstanding Shares on a fully-diluted basis (giving effect to the issuance of the Option Shares), at a per share purchase price equal to the Offer Price. The closing of such sale of Shares shall occur at any one time after the acceptance for payment by Purchaser of the Shares constituting at least 66 2/3% but less than 90% of the Shares then outstanding on a fully diluted basis but prior to the earliest to occur of (x) the Effective Time and (y) the termination of the Merger Agreement in accordance with the terms thereof.

     Conditions to Closing. The obligation of the Company to deliver the Option Shares upon the Purchaser's exercise of its option is subject to the following conditions: (a) all waiting periods under the HSR Act applicable to the issuance and delivery of the Option Shares pursuant to the Stock Option Agreement shall have expired or been terminated and (b) there shall be no preliminary or permanent injunction or other final, nonappealable judgment by any court of competent jurisdiction restricting, preventing or prohibiting the issuance and delivery of the Option Shares.

     Covenants of the Company. Pursuant to the Stock Option Agreement, the Company covenants and agrees to use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the transactions contemplated thereunder, including, without limitation, using all reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental entities.

     Certain Representations and Warranties. In connection with the Stock Option Agreement, the Company made certain customary representations and warranties to Parent and the Purchaser, including with respect to (i) authorization, reservation and validity of the issuance of the Option Shares pursuant to such agreement and the absence of encumbrances on and in respect of such Shares and
(ii) the Company's due organization, valid existence and requisite corporate powers. In connection with the Stock Option Agreement, Parent and the Purchaser made certain customary representations and warranties to the Company, including with respect to (i) authority to enter into and perform their obligations under the Stock Option Agreement, (ii) due organization, valid existence and requisite corporate powers and (iii) the investment intent of Parent and the Purchaser.

INDEMNIFICATION

     Pursuant to the WBCL and the Company's by-laws, directors and officers of the Company are entitled to mandatory indemnification from the Company against certain liabilities and expenses (a) to the extent such officers or directors are successful in the defense of a proceeding and (b) in proceedings in which the director or officer is not successful in defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his or her duties to the Company and such breach or failure constituted: (i) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director or officer had a material conflict of interest; (ii) a violation of the criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;
(iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct. The WBCL specifically states that it is the public policy of Wisconsin to require or permit indemnification, allowance of expenses and insurance in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. Additionally, under the WBCL, directors of the Company are not subject to personal liability to the Company, its shareholders or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those in subparagraphs (i) through (iv) outlined above.

     In addition to the indemnification provisions under the WBCL and the Company's by-laws, the Merger Agreement also provides for certain indemnification rights as well as the provision of directors' and officers' insurance. See Item 3(b) under the caption "Merger Agreement -- Indemnification and Insurance" in this Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Board of Directors.

     The Board of Directors of the Company has unanimously approved the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company and its shareholders. Accordingly, the Board of Directors of the Company unanimously recommends that the shareholders of the Company accept the Offer and tender their Shares pursuant thereto.

     (b) Background of the Offer; Reasons for the Recommendation.

     Background. From time to time over the last several years, Robert A. Cornog, Chairman, President and Chief Executive Officer of Parent, contacted Joseph L. Dindorf, President and Chief Executive Officer of the Company, to express Parent's interest in exploring the possibility of a business combination with the

Company. On these occasions, Mr. Dindorf indicated that the Company was not then considering a sale or other extraordinary corporate transaction.

     In early 1996, Parent and the Company began preliminary discussions regarding the possibility of a potential business combination and, in connection therewith, entered into a confidentiality agreement under which Parent was furnished with certain limited financial and business information concerning the Company. During the period from November 1995 through April 1996, representatives of Parent held various discussions with Mr. Dindorf during which Mr. Dindorf responded to various questions from representatives of Parent. In July 1996, the Company and Parent agreed to terminate these preliminary discussions.

     Prior to and following the termination of the foregoing discussions, the Company analyzed various potential strategic options that might be available to the Company, including possible divestitures of one or more of its operating divisions and possible business combinations or alliances with other manufacturing companies. In 1997, pursuant to the Company's long-range restructuring plan, the Company sold its Great Bend Industries Division and its Winona Van Norman Division, used the proceeds of such divestitures to pay off virtually all of its debt and hired an outside consultant to assist the Company with strategic planning and the evaluation of acquisition candidates.

     On March 3, 1998, Mr. Cornog called Mr. Dindorf to express Parent's renewed interest in exploring a possible business combination with the Company and his willingness to meet and discuss the terms of such a possible transaction. Mr. Dindorf reiterated that the Company was not considering a sale and declined to meet with Mr. Cornog, but said he would discuss with the Board of Directors of the Company the possibility of having a meeting. Following this conversation, Mr. Cornog sent Mr. Dindorf a letter again expressing Parent's interest regarding a potential business combination with the Company.

     On March 12, 1998, a meeting of the Board of Directors of the Company was held during which Mr. Dindorf informed the Company's Board of Directors of his conversation with Mr. Cornog. After reviewing various matters, including the Company's recent financial performance and its long-range strategic plan, the Board of Directors of the Company directed Mr. Dindorf to advise Parent that the Company was not currently interested in pursuing a business combination and that the Board of Directors of the Company had determined that it was in the best long-term interests of the Company's shareholders for the Company to carry out its long-range restructuring plan. On March 19, 1998, Mr. Dindorf reported to representatives of Parent the decision of the Company's Board of Directors.

     On March 27, 1998, notwithstanding the Company's prior communication, Mr. Cornog telephoned Mr. Dindorf and expressed a strong interest in Parent effecting a business combination with the Company at a significant premium above the Company's current market price. After discussing the matter with the Company's directors, Mr. Dindorf agreed to a meeting with Mr. Cornog. On March 30, 1998, Messrs. Cornog and Dindorf met and discussed a variety of issues regarding a possible business combination, including a preliminary range of possible values. At the conclusion of the meeting, Mr. Dindorf agreed to convene a meeting of the Company's Board of Directors to consider Parent's expression of interest.

     On April 3, 1998, the Company's Board of Directors received a letter from Parent setting forth a preliminary proposal pursuant to which Parent would acquire all of the shares of the Company for $11.75 per share in cash. On that same day, the Board of Directors of the Company met and reviewed with management and the Company's outside counsel, Foley & Lardner, the options available to the Company. At the conclusion of the meeting, the Board of Directors of the Company directed management to retain Credit Suisse First Boston Corporation ("CSFB") as the Company's financial advisor to assist the Board in evaluating Parent's offer and to explore the Company's strategic alternatives.

     During the course of the next several days, CSFB met with the Company's management to review various alternatives available to the Company and also compiled, with the assistance of the Company's management, a list of entities that, in addition to Parent, may have an interest in effecting a business combination with the Company. Thereafter, CSFB contacted the various entities identified by Company management and CSFB to determine their interest in effecting a business combination with the Company. Following several preliminary discussions, each of the entities contacted ultimately advised CSFB that it was not presently interested in pursuing such a business combination. During this time, CSFB also engaged in discussions with Parent's financial advisors regarding a potential transaction with Parent.

     On April 15, 1998, the Board of Directors of the Company met to discuss the status of discussions with the various parties contacted by CSFB as well as the discussions between Parent and the Company. CSFB and the Company's management reviewed with the directors the steps taken to date. At this meeting, CSFB reported to the Board of Directors on various financial analyses it had undertaken, and Foley & Lardner reviewed with the directors their fiduciary duties in connection with the consideration of a business combination. At the conclusion of the meeting, the Board authorized the Company and its representatives to pursue a negotiated transaction with Parent and Foley & Lardner was directed to prepare a draft merger agreement for transmittal to Parent providing for Parent's acquisition of the Company for cash. On April 17, 1998, a draft of such an agreement was provided to Parent. At the April 15 meeting, the Board of Directors also approved the extension of employment and severance agreements to selected key employees of the Company.

     Thereafter, representatives of Parent and representatives of the Company as well as Parent's and the Company's respective legal and financial advisors continued to discuss a possible business combination and negotiate the terms of a definitive merger agreement. During this period, the Company's management kept the Board of Directors of the Company informed of the ongoing discussions.

     On April 22, 1998, the Board of Directors of the Company met and CSFB and Foley & Lardner updated the Board on the status of discussions between representatives of Parent and the Company. In addition, Foley & Lardner reviewed with the Board the principal terms of the draft agreement that had been provided to Parent.

     Beginning on April 23, 1998 and through the afternoon of April 27, 1998, representatives of the Company and the Company's legal advisors met with representatives of Parent and Parent's legal advisors to negotiate the terms of a definitive merger agreement and the related agreements. Following execution of a confidentiality agreement, on April 23, 1998, representatives of Parent met with certain members of senior management of the Company to discuss certain due diligence matters. The negotiations among the parties culminated on April 27, 1998 in the Company and Parent agreeing upon a form of definitive merger agreement and related agreements, subject to approval of the Company's Board of Directors. On the same date, after agreement was reached on a definitive merger agreement, Parent and Mr. Dindorf agreed upon the form of a definitive employment and consulting agreement pursuant to which Mr. Dindorf would remain employed by the Company following the consummation of the transactions contemplated by the Merger Agreement.

     Later on April 27, 1998, the Board of Directors of the Company met and reviewed with counsel the final terms of the Merger Agreement, the Stock Option Agreement and the Employment and Consulting Agreement. Counsel also reviewed with the directors their fiduciary obligations in connection with the consideration of a transaction such as the one proposed with Parent. At the April 27 meeting, CSFB delivered its written opinion to the Company's Board of Directors to the effect that, as of such date and based upon and subject to the various considerations set forth in such opinion, the proposed cash purchase price of $12.60 per share to be received by the shareholders of the Company in the Offer and the Merger was fair to such shareholders from a financial point of view. The Board then discussed the presentations it had received at this and other Board meetings and unanimously approved the Merger Agreement and the Stock Option Agreement and the transactions contemplated thereby, and authorized their execution. The Board of Directors also unanimously approved the Employment and Consulting Agreement as well as an amendment to the Change of Control Agreement between the Company and Mr. Dindorf in order to facilitate Mr. Dindorf's entering into the Employment and Consulting Agreement.

     On April 27, 1998, the Merger Agreement, the Stock Option Agreement, the Employment and Consulting Agreement and various other transaction documents were executed.

     Following execution of the foregoing documents, a joint press release announcing the execution of the definitive agreements was issued by Parent and the Company on April 28, 1998.

     Factors Considered by the Board. Prior to approving the Merger Agreement, the Stock Option Agreement, the Offer and the Merger, and the other transactions contemplated thereby, the Board of Directors of the Company held meetings on March 12, April 3, April 15, April 22 and April 27. At its meeting on April 27, 1998, the Board of Directors of the Company received final reports from senior management, legal counsel and CSFB and approved the Merger Agreement, the Stock Option Agreement and the transactions contemplated thereby. In approving the Merger Agreement, the Stock Option Agreement and the transactions contemplated thereby and recommending that the shareholders of the Company tender their Shares pursuant to the Offer, the Board of Directors of the Company considered a number of factors, including:

          (1) the financial and other terms of the Offer, the Merger and the Merger Agreement;

          (2) the trading price of the Shares over the last five years and that the $12.60 per Share Offer Price represents a premium of 52.7% over the closing sales price of the Shares on the American Stock Exchange on April 27, 1998, the last full trading day prior to the public announcement of the execution of the Merger Agreement;

          (3) presentations by senior management and CSFB (at such meeting and at previous meetings of the Board of Directors) regarding the financial condition, results of operations, business and prospects of the Company;

          (4) the results of the process undertaken to identify and solicit indications of interest from other third parties regarding a potential business combination transaction;

          (5) the terms and conditions of the Merger Agreement, including provisions that (i) although prohibiting the Company and its representatives from soliciting or initiating any Acquisition Transaction, permit the Company and its representatives to furnish information to, and negotiate and otherwise engage in discussions with, any third party in response to an unsolicited written Superior Proposal and (ii) permit the Company to terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal, subject to payment of a termination fee of $1,000,000, plus reimbursement of out-of-pocket expenses of Parent and the Purchaser of up to $350,000;

          (6) Parent's financial condition and ability to cause the Purchaser to meet its obligations under the Merger Agreement;

          (7) the alternatives available to the Company in light of the consideration proposed to be received for the Shares pursuant to the Offer and the Merger, including continuing to maintain the Company as an independent company or engaging in an extraordinary transaction;

          (8) legal matters relating to the Offer and the Merger, including the review provided for under the HSR Act with respect to the antitrust implications of the Offer, and the terms of the Offer and the Merger Agreement related thereto;

          (9) the familiarity of the Board of Directors with the business, results of operations, properties and financial condition of the Company and the nature of the industry in which it operates;

          (10) the written opinion of CSFB to the effect that as of the date of such opinion, the $12.60 per Share cash consideration to be received by the shareholders of the Company in the Offer and the Merger is fair to such shareholders from a financial point of view. A copy of the written opinion of CSFB dated April 27, 1998, which sets forth the factors considered, assumptions made and limitations on the review conducted by CSFB, is attached as Annex A hereto, and is incorporated herein by reference. SHAREHOLDERS ARE ENCOURAGED TO READ THE OPINION OF CSFB CAREFULLY AND IN ITS ENTIRETY; and

          (11) the proposed structure of the Offer and the Merger involving an immediate cash tender offer followed by a merger for the same consideration and the fact that there is no financing or due diligence contingency to the Offer. In this connection, the Board of Directors also considered the likelihood that the proposed acquisition would be consummated, including the likelihood of satisfaction of the conditions to the Offer and the Merger contained in the Merger Agreement, and the risks to the Company if the acquisition were not consummated.

     The Board of Directors of the Company evaluated the factors listed above in light of the directors' knowledge of the business and operations of the Company and in their business judgment. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Offer, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board of Directors may have given different weights to different factors. The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to a letter agreement, dated April 6, 1998 (the "Engagement Letter"), between the Company and CSFB, the Company engaged CSFB to act as its exclusive financial advisor to evaluate the Offer and to review financial and strategic alternatives to maximize the Company's value and, if requested, to render an opinion regarding the terms of any Sale (as defined in the Engagement Letter) from a financial point of view. Pursuant to the Engagement Letter, the Company will pay CSFB for its services in connection with the Offer and the Merger a transaction fee of $1.0 million. In addition, the Company agreed to reimburse CSFB for its out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, incurred by CSFB in connection with the Engagement Letter and to indemnify CSFB against certain liabilities, including liabilities arising under federal securities laws.

     The Company retained CSFB based on its experience and expertise. CSFB is an internationally recognized investment banking and advisory firm. CSFB, as part of its investment banking business, is continuously engaged in the evaluation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, CSFB and its affiliates may actively trade the debt and equity securities of both the Company and Parent for its and its affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past 60 days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except on April 1, 1998, the Company contributed 10,000 Shares to the Hein-Werner Corporation Retirement and Savings Plan and Trust (a profit sharing plan).

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates who own Shares presently intend to tender all of their Shares to the Purchaser pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Short Form Merger. Under the WBCL, if (i) Purchaser acquires, pursuant to the Offer, the Stock Option or otherwise, at least 90% of the outstanding Shares and (ii) Parent and the Company mutually agree that the Merger will be structured so that the Company will be merged with and into the Purchaser, with the Purchaser continuing as the Surviving Corporation, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's shareholders. However, if either (i) the Purchaser does not acquire at least 90% of the Shares pursuant to the Offer, the Stock Option or otherwise or
(ii) the Purchaser acquires at least 90% of the Shares but Parent and the Company decide not to restructure the Merger as specified above, then a vote of the Company's shareholders will be required under the WBCL and a significantly longer period of time will be required to effect the Merger.

     Rights Agreement. Each Right issued pursuant to the Rights Agreement initially entitles the registered holder thereof to purchase one share of Common Stock at a price of $65.00 per Share, subject to adjustment. The Rights become exercisable if a person or group has acquired, or announced an intention to acquire, 20% or more of the outstanding Shares (such person or group hereinafter referred to as an "Acquiring Person"). Under certain circumstances, including the existence of an Acquiring Person, each holder of a Right, other than the Acquiring Person, will thereafter have the right to receive, upon exercise of a Right, Common Stock having a market value of two times the exercise price of the Right. For a description of the Rights Agreement, see the Company's Form 8-A, dated May 19, 1989, as filed with the SEC and incorporated herein by reference.

     On April 27, 1998, the Company entered into an amendment to the Rights Agreement to make it inapplicable to the (i) Offer and the Merger and (ii) the Stock Option Agreement and the transactions contemplated thereby.

     Wisconsin Business Corporation Law. Sections 180.1140 through 180.1144 of the WBCL (the "Wisconsin Business Combination Law") prohibit certain business combinations between a resident domestic corporation (such as the Company) and an "interested stockholder" (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the outstanding voting stock of a domestic corporation or who is an affiliate or associate of the corporation and beneficially owned 10% or more of the voting stock within the last three years) for a period of three years after the date on which the person became an interested stockholder unless, among other exceptions, the acquisition of the shares or the business combination has been approved by the board of directors of the resident domestic corporation prior to the date on which the interested stockholder became an interested stockholder. Although the acquisition of the Shares pursuant to the Merger after the purchase of Shares in the Offer would involve a business combination between a resident domestic corporation and an interested stockholder, the Company's execution of the Merger Agreement, which provides for the Offer and the Merger, was unanimously approved by the Board of Directors of the Company prior to the date on which the Purchaser will become an interested stockholder. Accordingly, the Wisconsin Business Combination Law is inapplicable to the Offer and the Merger.

     Section 180.1150 of the WBCL contains "Control Share" provisions limiting, under certain circumstances, the voting power of a shareholder that holds in excess of 20% of the voting power of certain corporations. As a result, Shares held by the Purchaser that constitute in excess of 20% of the voting power in the election of directors of the Company will be limited to 10% of the full voting power of such Shares. However, pursuant to the Stock Option Agreement, if the Purchaser owns at least 66 2/3% but less than 90% of the outstanding Shares, the Purchaser may exercise an option to purchase from the Company at the Offer Price newly issued Shares in an amount equal to the number of Shares that, when added to the number of Shares owned by the Purchaser and its affiliates immediately following consummation of the Offer, shall constitute 90% of the Shares then outstanding on a fully diluted basis (giving effect to the issuance of such

Shares). As a result of the Purchaser's exercise of the Stock Option, the Control Share provision of the WBCL will not effect the Purchaser's ability to approve the Merger.

     Sections 180.1130 through 180.1134 of the WBCL (the "Wisconsin Fair Price Law") generally provide, with certain exceptions, that "business combinations" involving an "issuing public corporation" (a Wisconsin corporation like the Company which has a class of equity securities held of record by more than 500 persons and at least 100 shareholders of record who are residents of Wisconsin) and a "significant shareholder" (defined generally as any person that is the beneficial owner, either directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the issuing public corporation) be approved by the affirmative vote of at least 80% of the voting power of the issuing public corporation's stock and at least 66 2/3% of the voting power of the corporation's stock not beneficially owned by the significant shareholder, in each case voting together as a group, unless certain "fair price" conditions set forth in Section 180.1132 of the WBCL are satisfied. The amount to be paid for each Share in both the Offer and pursuant to the Merger satisfies each of the conditions of Section 180.1132 of the WBCL. Accordingly, the restrictions contained in the Wisconsin Fair Price Law are not applicable to the Offer and the Merger. Further, if the Merger is consummated as a short-form merger, the Merger will not be a "business combination" under, and will not be subject to the provisions of, the Wisconsin Fair Price Law.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
   1       Agreement and Plan of Merger, dated as of April 27, 1998, by and among Snap-on Incorporated, Snap-On Pace Company and
           Hein-Werner Corporation.
   2       Stock Option Agreement, dated as of April 27, 1998, by and among Snap-on Incorporated, Snap-on Pace Company and
           Hein-Werner Corporation.
   3       Employment and Consulting Agreement, dated April 27, 1998, by and between Snap-on Incorporated, Hein-Werner Corporation and Joseph L. Dindorf.
   4*      Letter to Shareholders of Hein-Werner Corporation, dated May
           4, 1998.
   5       Joint Press Release issued on April 28, 1998
   6*      Opinion of Credit Suisse First Boston Corporation, dated
           April 27, 1998.
   7       Change of Control Agreement, dated January 27, 1984, between
           Hein-Werner Corporation and Joseph L. Dindorf (incorporated by reference to Exhibit 10.1 to Hein-Werner Corporation's
           Annual Report on Form 10-K for the year ended December 31,
           1993).
   8       Amendment No. 1, dated April 27, 1998, to the Change of
           Control Agreement, dated January 27, 1984, between
           Hein-Werner Corporation and Joseph L. Dindorf.
   9       Trust Agreement, dated as of April 29, 1998, by and between
           Hein-Werner Corporation and Firstar Trust Company.
  10       Key Executive Employment and Severance Agreement, dated as of April 15, 1998, by and between Hein-Werner Corporation
           and Thomas F. Andreoli.
  11       Key Executive Employment and Severance Agreement, dated as of April 15, 1998, by and between Hein-Werner Corporation
           and Jean-Paul Barthelme.
  12       Key Executive Employment and Severance Agreement, dated as of April 15, 1998, by and between Hein-Werner Corporation
           and Mary L. Kielich.
  13       Key Executive Employment and Severance Agreement, dated as of April 15, 1998, by and between Hein-Werner Corporation
           and Michael J. Koons.
  14       Key Executive Employment and Severance Agreement, dated as of April 15, 1998, by and between Hein-Werner Corporation
           and Reinald D. Liegel.
  15       Key Executive Employment and Severance Agreement, dated as of April 15, 1998, by and between Hein-Werner Corporation
           and Jeffrey V. Russell.

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
  16       Key Executive Employment and Severance Agreement, dated as of April 27, 1998, by and between Hein-Werner Corporation
           and James A. Wilke.
  17       Rights Agreement, dated as of May 9, 1989, by and between
           Hein-Werner Corporation and Firstar Trust Company (f/k/a
           First Wisconsin Trust Company) (incorporated by reference to
           Exhibit 4.8 to Hein-Werner Corporation's Annual Report on
           Form 10-K for the year ended December 31, 1993).
  18       First Amendment to Rights Agreement, dated April 27, 1998, by and between Hein-Werner Corporation and Firstar Trust
           Company.
  19       Hein-Werner Corporation 1987 Stock Option and Incentive Plan
           (incorporated by reference to Exhibit 10.4 to Hein-Werner
           Corporation's Annual Report on Form 10-K for the year ended
           December 31, 1993).
  20       Confidentiality Agreement by and between Hein-Werner
           Corporation and Snap-on Incorporated.

---------------
* Included in copies of the Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HEIN-WERNER CORPORATION

                                          By: /s/ JOSEPH L. DINDORF

                                            ------------------------------------
                                            Joseph L. Dindorf
                                            President and Chief Executive
                                              Officer
Dated: May 4, 1998

                                                                      SCHEDULE I

                            HEIN-WERNER CORPORATION
                               2120 PEWAUKEE ROAD
                           WAUKESHA, WISCONSIN 53188
                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about May 4, 1998 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of the common stock of Hein-Werner Corporation (the "Company"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board"). The Merger Agreement requires the Company to cause the Purchaser's designees to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on May 4, 1998. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, June 1, 1998, unless the Offer is extended.

     The information contained in this Information Statement (including information incorporated by reference) concerning Parent, the Purchaser and the Purchaser Designees (as defined below) has been furnished to the Company by either Parent or the Purchaser and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of April 27, 1998, there were 2,918,899 Shares issued and outstanding, 101,847 Shares reserved for issuance upon the exercise of certain options outstanding and 3,110,746 Shares reserved for issuance pursuant to the Rights Agreement. The Board currently consists of six members, divided into three classes. Each director holds office until such director's successor is duly elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASE DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the payment by the Purchaser for Shares pursuant to the Offer, and from time to time thereafter, the Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board (the "Purchaser Designees"), equal to the product of the total number of directors on the Board (determined after giving effect to the directors designated by the Purchaser pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser or its affiliates bears to the total number of Shares then outstanding. The Company has agreed, upon the request of the Purchaser, either to increase the size of the Board or secure the resignations of such number of incumbent directors, or both, as is necessary to enable the Purchaser Designees to be so elected to the Board. At such time, the Company has also agreed, upon the request of the Purchaser, to cause persons designated by the Purchaser to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of each committee of the Board. The

Company's obligation to appoint such designees is subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company is required to take all action necessary to effect any such election and to include in this Information Statement the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The foregoing notwithstanding, the Merger Agreement further provides that at least two directors who are neither officers, directors, shareholders or designees of the Purchaser or any of its affiliates ("Purchaser Insiders") shall continue to serve on the Board until the effectiveness of the Merger and each Committee of the Board shall have at least one member who is not a Purchaser Insider.

     The Purchaser has informed the Company that it will choose the Purchaser Designees from the directors and executive officers listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's shareholders together with the Schedule 14D-9. The Purchaser has informed the Company that each of directors and executive officers listed in Schedule I to the Offer to Purchase has consented to act as a director, if so designated. The information on such Schedule I is incorporated herein by reference.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

CURRENT MEMBERS OF THE BOARD

     The names of the Company's current directors, their ages as of March 27, 1998 and certain other information about them are set forth below. As indicated above, some of the current directors may resign effective immediately following the purchase of Shares by Parent pursuant to the Offer, which purchase cannot be earlier than June 2, 1998.

                                                YEAR FIRST
                                                ELECTED A         POSITION WITH THE COMPANY OR PRINCIPAL
          NAME OF DIRECTOR               AGE     DIRECTOR         OCCUPATION DURING THE PAST FIVE YEARS
          ----------------               ---    ----------        --------------------------------------
J. S. Jones..........................    60        1975       President, Gardner Industries, Inc., Horicon,
                                                              Wisconsin (manufacturer of original equipment
                                                              components).
M.J. McSweeney.......................    59        1982       Partner, Foley & Lardner, Milwaukee, Wisconsin
                                                              (law firm).
O. A. Friend.........................    68        1983       Former Chairman of National Teleservice, Inc.
                                                              (provider of long distance telephone service),
                                                              Winona, Minnesota; consultant to the Company
                                                              until June, 1990.
D. L. Krause.........................    58        1997       Senior Vice President and Corporate Controller
                                                              of Newell Co., Freeport, Illinois,
                                                              (manufacturer and marketer of consumer
                                                              products).
J. L. Dindorf........................    57        1976       President and Chief Executive Officer of the
                                                              Company.
D. J. Schuetz........................    73        1977       President and Chairman of the Board, Monark
                                                              Supply Company, Milwaukee, Wisconsin
                                                              (distributor of automotive parts and
                                                              supplies).

     Each of the directors has been engaged in the principal occupation(s) described above during the past five years. There are no family relationships among any of the directors or executive officers of the Company.

INFORMATION CONCERNING THE BOARD OF DIRECTORS

     The Board has standing audit, compensation, and executive committees, but does not have a standing nominating committee. The audit committee, which met two times in 1997, is charged with the responsibilities of reviewing with the Company's independent public accountants, the plan and scope of their audit and findings and conclusions of their engagement; reviewing the Company's procedures for internal auditing, the adequacy of its system of internal controls, and the accounting principles and policies of the Company; reviewing and evaluating the independence of the independent accountants and approving services rendered by such accountants; and recommending to the Board the engagement, continuation, or discharge of the Company's independent public accountants. The audit committee currently consists of Messrs. Friend, Jones, and Krause. The principal function of the compensation committee, which held one meeting in 1997, is to advise the Board on matters relating to the compensation of the Company's officers. The compensation committee currently consists of Messrs. Schuetz and McSweeney. The executive committee is empowered to act on behalf of the Board on certain matters including the election of the principal officers and the filling of vacancies on the committees designated by the Board. The executive committee held one meeting in 1997 and currently consists of Messrs. Dindorf, Jones, and Schuetz.

     During 1997, the Board held eight meetings. No director failed to attend at least 75% of the aggregate of (a) the total number of meetings of the Board and
(b) the total number of meetings held by all committees of the Board on which the director served during 1997.

     The Company's standard method of compensating directors is to pay each director who is not also an officer of the Company a retainer of $8,000 per year, payable quarterly. In addition, a director is entitled to a \fee of $650 for each Board meeting attended and $600 for each committee meeting attended. Board members are also reimbursed for reasonable travel, lodging, and related expenses incurred in connection with attendance at such meetings.

EXECUTIVE OFFICERS OF THE COMPANY

     Set forth below is certain information concerning the executive officers of the Company as of March 27, 1998:

                                                       POSITIONS AND BUSINESS EXPERIENCE
               NAME                 AGE                      DURING PAST FIVE YEARS
               ----                 ---                ---------------------------------
Joseph L. Dindorf.................  57     President and Chief Executive Officer (elected in 1976).
Reinald D. Liegel.................  55     Senior Vice President - Technology (elected June 1988).
Jean-Paul Barthelme...............  60     Vice President, and President of European Operations
                                           (elected September 1988).
Michael J. Koons..................  58     Vice President - Industrial Relations and Personnel
                                           (elected in 1979).
Maurice J. McSweeney..............  59     Secretary (elected March 1983). Partner, Foley & Lardner,
                                           Milwaukee, Wisconsin (law firm).

     The officers of the Company are elected annually by the Board following the annual meeting of shareholders and each officer holds office until his successor has been duly elected and qualified or until his prior death, resignation or removal.

                             EXECUTIVE COMPENSATION

     The following table sets forth certain information concerning the compensation earned in each of the last three fiscal years by the Company's Chief Executive Officer and each of its four other most highly compensated executive officers (such persons are sometimes referred to as the "named executive officers").

                           SUMMARY COMPENSATION TABLE

                                                                                        LONG-TERM
                                                  ANNUAL COMPENSATION              COMPENSATION AWARDS     PAYOUTS
                                          ------------------------------------   -----------------------   -------
                                                                                 RESTRICTED   SECURITIES
                                                                  OTHER ANNUAL     STOCK      UNDERLYING    LTIP      ALL OTHER
            NAME AND                       SALARY        BONUS    COMPENSATION     AWARDS      OPTIONS     PAYOUTS   COMPENSATION
       PRINCIPAL POSITION          YEAR     ($)           ($)        (2)($)         ($)          (#)         ($)        (3)($)
       ------------------          ----    ------        -----    ------------   ----------   ----------   -------   ------------
Joseph L. Dindorf,...............  1997   $275,000      $20,000           0          0            0           0        $289,400
  President and Chief              1996    275,000       60,000           0          0            0           0          38,800
  Executive Officer                1995    267,496            0           0          0            0           0          38,100
Jean-Paul Barthelme,.............  1997   $226,525(1)   $     0           0          0            0           0        $ 15,600
  Vice President and President,    1996    226,525(1)    10,000           0          0            0           0           8,600
  European Operations              1995    226,525(1)         0           0          0            0           0           2,600
Reinald D. Liegel,...............  1997   $125,000      $10,000     $26,034          0            0           0        $ 13,800
  Senior Vice President--          1996    125,000       20,000           0          0            0           0           6,700
  Technology                       1995    122,300            0           0          0            0           0           2,000
Michael J. Koons.................  1997   $ 86,500      $10,000     $22,394          0            0           0        $  9,100
  Vice President Industrial        1996     86,500       20,000           0          0            0           0           4,000
  Relations and Personnel          1995     84,300            0           0          0            0           0           1,200
Jeffrey V. Russell...............  1997   $ 94,600      $10,000           0          0            0           0        $  8,800
  President, Collision             1996     91,300       10,000           0          0            0           0           4,400
  Repair Equipment Group           1995     88,000            0           0          0            0           0           1,300

---------------
(1) Mr. Barthelme's salary is paid in Swiss Francs. For each of the years 1997, 1996, and 1995 he was paid SFr 331,032. For comparison purposes, these amounts have been converted to U.S. dollars using the exchange rate in effect on December 31, 1997.

(2) Certain personal benefits provided by the Company to the named executive officers are not included in the table. The aggregate amount of such personal benefits for each named executive officer in each year reflected in the table, with the exception of Messrs. Liegel and Koons for 1997 only, did not exceed the lesser of $50,000 or 10% of the sum of such officer's salary and bonus in such respective year. The amounts shown for 1997 for Messrs. Liegel and Koons each include $15,000 for the purchase of an annuity contract and $5,700 for a related income tax reimbursement.

(3) Consists solely of contributions by the Company to the Company's profit sharing plan (the "Plan") for all of the named executives, except Mr. Dindorf. Each year the Corporation may contribute between 5% and 16% of its net income before taxes for the prior fiscal year if it is in excess of various levels, which amount, if any, is allocated among participants by means of a formula based on individual compensation and years of service with the Company, subject to certain limits. The amounts reported for Mr. Dindorf represent contributions by the Company to the Plan and the value of annual insurance premiums paid by the Company with respect to life insurance and disability insurance for the benefit of Mr. Dindorf, respectively, as follows: 1997: $15,600, $9,500, and $11,500; 1996: $8,600, $18,700, and
    $11,500; and 1995: $2,600, $24,000, and $11,500. In addition, the 1997 amount for Mr. Dindorf includes $172,600 for the value of a life insurance policy transferred to him and $80,200 for a related income tax reimbursement.

STOCK OPTIONS

     The Company has in effect the 1987 Stock Option and Incentive Plan pursuant to which options to purchase Common Stock may be granted to key employees of the Company and its subsidiaries. No options were granted to any of the named executive officers in fiscal year 1997. The following table sets forth information regarding the exercise of stock options by each of the named executive officers during the 1997 fiscal year and the fiscal year-end value of unexercised options held by such officers.

                      AGGREGATED OPTION EXERCISES IN 1997
                 FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                                     NUMBER OF
                                                               SECURITIES UNDERLYING            VALUE OF UNEXERCISED
                             NUMBER OF                          UNEXERCISED OPTIONS           IN-THE-MONEY OPTIONS AT
                               SHARES                         AT FISCAL YEAR-END(#)(1)         FISCAL YEAR-END($)(2)
                              ACQUIRED          VALUE       ----------------------------    ----------------------------
         NAME              ON EXERCISE(#)    REALIZED($)    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
         ----              --------------    -----------    -----------    -------------    -----------    -------------
J. L. Dindorf..........          --               --          51,051            --           $137,965            --
J. P. Barthelme........          --               --          10,210            --             27,593            --
R. D. Liegel...........          --               --          19,145            --             51,739            --
M. J. Koons............          --               --           6,381            --             17,245            --
J. V. Russell..........          --               --           6,381            --             17,245            --

---------------
(1) The number of securities underlying unexercised options reported does not reflect the effect of the Company's 5% stock dividend which was paid on January 23, 1998.

(2) The dollar values are calculated by determining the difference between the fair market value of the underlying stock as of December 31, 1997 and the exercise price of the options.

AGREEMENTS WITH NAMED EXECUTIVE OFFICERS

     The Company has entered into an amended Change of Control Agreement with Mr. Dindorf and Key Executive Employment and Severance Agreements with seven officers of the Company, including Messrs. Barthelme, Liegel, Koons and Russell. In addition, the Company and Parent have entered into an Employment and Consulting Agreement with Mr. Dindorf. Each of these agreements is described in
Item 3(b) of the Schedule 14D-9 accompanying this Information Statement and are incorporated herein by reference.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On January 25, 1983, the Company acquired the business assets and operations of the Winona Van Norman Division of Winvan, Inc. ("Winona Van Norman"), from O. A. Friend. Mr. Friend was subsequently elected to the Board. The Company is leasing Winona Van Norman's manufacturing facility from Mr. Friend for annual rental payments of $198,988, adjusted every year for inflation, and is subleasing a portion of the facility to a third party. Pursuant to the terms of the lease, the Company is required to purchase the facility from Mr. Friend for its fair market value on or before June 30, 2002.

     M. J. McSweeney, a director and Secretary of the Company, is a partner of Foley & Lardner, attorneys, Milwaukee, Wisconsin. Foley & Lardner has served as legal counsel to the Company for many years.

                               SECURITY OWNERSHIP

MANAGEMENT

     The following table sets forth, as of March 27, 1998, the number of Shares beneficially owned by each director, each of the executive officers named in the Summary Compensation Table set forth above, and all of the directors and executive officers as a group. Except as otherwise indicated in the footnotes, all of the persons listed below have sole voting and investment power over the Shares identified as beneficially owned.

                                                            AMOUNT AND NATURE OF
                NAME OF BENEFICIAL OWNER                    BENEFICIAL OWNERSHIP         PERCENT OF CLASS
                ------------------------                    --------------------         ----------------
J.L. Dindorf............................................           96,528(1)(2)                3.3%
O.A. Friend.............................................           59,095                      2.0%
J.S. Jones..............................................           21,173                        *
M.J. McSweeney..........................................            7,534                        *
D.J. Schuetz............................................           21,911                        *
D.L. Krause.............................................            6,379(3)                     *
J.P. Barthelme..........................................           11,165(2)                     *
R.D. Liegel.............................................           29,804(2)(4)                1.0
M.J. Koons..............................................            8,245(2)(5)                  *
J.V. Russell............................................            6,700(2)                     *
All directors and executive officers as a group (10
  persons)..............................................          268,534(2)                   9.2%

---------------
  * Less than one percent.

(1) Includes 42,924 shares held with Mr. Dindorf's wife. Mr. Dindorf shares voting and investment power over these shares.

(2) Includes the following shares subject to stock options that are currently exercisable: Mr. Dindorf, 53,604; Mr. Barthelme, 10,721; Mr. Liegel, 20,102; Mr. Koons, 6,700; Mr. Russell, 6,700; and all directors and executive officers as a group, 97,827.

(3) All 6,379 shares held with Mr. Krause's wife. Mr. Krause shares voting and investment power over these shares.

(4) Includes 1,104 shares held by Mr. Liegel's wife. Mr. Liegel shares voting and investment power over these shares.

(5) Includes 735 shares held with Mr. Koons' wife. Mr. Koons shares voting and investment power over these shares.

OTHER BENEFICIAL OWNERS

     The following table sets forth the number of Shares beneficially owned by the persons known to the Company to own more than five percent (5%) of its outstanding Shares as of December 31, 1997. The information is based on reports on Schedules 13G and 13D filed with the SEC or other reliable information.

The table indicates whether the person has sole or shared investment and voting power with respect to such Shares.

                                                              AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP
                                                              -----------------------------------------
                                                    SOLE POWER             SHARED POWER
                                                    ----------             ------------                        PERCENT
                                               VOTING    INVESTMENT    VOTING     INVESTMENT      AGGREGATE    OF CLASS
                                               ------    ----------    ------     ----------      ---------    --------
Athey Products Corporation (2)
  1839 South Main Street
  Wake Forest, NC 27587
        And
Orton/McCullough Crane(2)....................      --          --      369,396     369,396         369,396       12.7%
  Company, Inc.
    1211 West 22nd Street
    Oak Brook, IL 60521
Mr. Marvin Schwartz(3)
  c/o Neuberger & Berman, LLC
  605 Third Avenue
  New York, NY 10158-3698....................  44,100(4)   44,100(4)         0     229,690(4)      273,790(4)     9.4%
Wanger Asset Management, L.P.(5)
Wanger Asset Management, Ltd.
Ralph Wanger
  227 West Monroe
  Suite 3000
  Chicago, IL 60606..........................      --          --      208,372(6)  208,372(6)      208,372(6)     7.2%
Acorn Investment Trust, Series
Designated Acorn Fund
  227 West Monroe, Suite 3000
  Chicago, IL 60606..........................      --          --      208,372(6)  208,372(6)      208,372(6)     7.2%
Dimensional Fund Advisors Inc.(7)(8)
  1299 Ocean Avenue, 11th Floor
  Santa Monica, CA 90401.....................  132,119    195,298       63,179          --         195,298        6.7%
Mr. Luis Hernandez
  3069 Misty Harbor
  Las Vegas, NV 89117........................  156,623    156,623           --          --         156,623        5.4%

---------------
(1) For purposes of calculating the percent of class owned by such person or group, the Shares which may be acquired upon conversion of such person's or group's Notes at the current conversion price and the Shares that may be acquired upon the exercise of such person's or group's Option are deemed to be outstanding.

(2) Athey Products Corporation ("Athey") and Orton/McCullough Crane Company, Inc. ("Orton") are reported in the aggregate because they may be regarded as a group for reporting purposes. John F. McCullough, the principal shareholder and officer of Orton, is a director and the owner of 39.71% of the voting stock of Athey. Of the 369,396 shares for which the parties have reported as sharing voting and investment power, Athey has reported holding 241,406 shares and Orton has reported holding 127,990 shares.

(3) Mr. Schwartz is a principal in Neuberger & Berman, LLC, a registered broker/dealer and investment advisor. All of the shares are held individually by Mr. Schwartz and others. Neuberger & Berman has no voting or investment power regarding any of the shares.

(4) Mr. Schwartz owns 44,100 shares for his personal account and has sole voting and investment power over these shares. Mr. Schwartz is the beneficial owner of 229,690 shares held in several accounts for the benefit of his family by virtue of his shared investment power over these shares.

(5) Wanger Asset Management, Ltd. is the sole general partner of Wanger Asset Management, L.P. and Ralph Wanger is the principal shareholder of Wagner Asset Management, Ltd.

(6) Wanger Asset Management, L.P. and Acorn Investment Trust, Series Designated Acorn Fund share voting and investment power over 208,372 shares. Acorn Investment Trust, Series Designated Acorn Fund is a registered investment company. Wanger Asset Management, L.P. is the investment advisor of Acorn Investment Trust, Series Designated Acorn Fund.

(7) The reported shares are held in the portfolios of advisory clients of Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor. Dimensional disclaims beneficial ownership of such shares.

(8) Persons who are officers of Dimensional also serve as officers of DFA Investment Dimensions Group Inc. (the "Fund") and The DFA Investment Trust Company (the "Trust"), each a registered open-end management investment company. In their capacity as officers of the Fund and the Trust, these persons vote 41,080 additional shares which are owned by the Fund and 38,905 shares which are owned by the Trust. Dimensional has sole dispositive power over such shares and they are included under such column.

     Beneficial ownership of shares is reported in the foregoing tables and footnotes in accordance with the beneficial ownership rules promulgated by the Securities and Exchange Commission. The ownership information set forth in the foregoing tables reflects the effects of the Corporation's 5% stock dividend which was paid on January 23, 1998 to shareholders of record on January 2, 1998.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     The Company's executive officers and directors are required to file under the Securities Exchange Act of 1934, as amended, reports concerning their ownership of Company equity securities with the SEC and the Company. Based solely upon information provided to the Company by individual directors and executive officers, the Company believes that during the fiscal year ended December 31, 1997 all filing requirements applicable to executive officers and directors have been complied with, except that (i) Mr. Schuetz did not timely file one Form 4 with respect to his sale of 2,107 shares of Common Stock, which transaction occurred on December 15, 1997; and (ii) Mr. James Queenan, an officer of the Company in 1997, did not timely file on Form 4 with respect to the exercise of vested stock options to acquire 10,210 shares of Common Stock on December 30, 1997.